SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
           RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                           13d-2(a) (AMENDMENT NO. 1)

                             AREMISSOFT CORPORATION
             ------------------------------------------------------
                                (Name of Issuer)

       Common Stock, $.001 par value                       040026106
      -------------------------------                   --------------
      (Title of Class and Securities)                   (CUSIP Number)

                                 Irwin L. Jacobs
                                 2900 IDS Center
                             80 South Eighth Street
                        Minneapolis, Minnesota 55402-2100
                                 (612) 339-9500

                                 With a copy to:
                                Stephen E. Jacobs
                           Weil, Gotshal & Manges LLP
                            New York, New York 10153
                                 (212) 310-8000
             -------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 16, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




NY2:\1045768\03\M#X403!.DOC\54578.0042

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
CUSIP NO. 040026106                                                                                  Page 2 of 11

------------------------------------------------------------------------------------------------------------------

   1.     NAMES OF REPORTING PERSONS                                                      Irwin L. Jacobs
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

------------------------------------------------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                        (a) [X]
                                                                                        (b) [ ]
------------------------------------------------------------------------------------------------------------------

   3.     SEC USE ONLY
------------------------------------------------------------------------------------------------------------------

   4.     SOURCE OF FUNDS*
                   PF
------------------------------------------------------------------------------------------------------------------

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                [ ]
------------------------------------------------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------------------------------------------------------------------------------------------------------

                                                    7.    SOLE VOTING POWER
                        NUMBER OF                         2,434,600
                          SHARES
                                                  -----------------------------------------------------------------
                       BENEFICIALLY
                         OWNED BY                    8.    SHARED VOTING POWER
                           EACH                            0
                        REPORTING                 -----------------------------------------------------------------
                          PERSON
                           WITH                      9.    SOLE DISPOSITIVE POWER
                                                           2,434,600
                                                  -----------------------------------------------------------------

                                                    10.    SHARED DISPOSITIVE POWER
                                                           0
------------------------------------------------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,434,600
------------------------------------------------------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          (__________)
------------------------------------------------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                             6.20%
------------------------------------------------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON                                                      IN

------------------------------------------------------------------------------------------------------------------

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

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
CUSIP NO. 040026106                                                                                  Page 3 of 11

------------------------------------------------------------------------------------------------------------------

   1.     NAMES OF REPORTING PERSONS                                                Jacobs Trading Company

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)               41-1634000

------------------------------------------------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                        (a) [X]
                                                                                        (b) [ ]
------------------------------------------------------------------------------------------------------------------

   3.     SEC USE ONLY
------------------------------------------------------------------------------------------------------------------

   4.     SOURCE OF FUNDS*
                   WC
------------------------------------------------------------------------------------------------------------------

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                      [ ]
------------------------------------------------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------------------------------------------------------------------------------------------------------

                                                    7.    SOLE VOTING POWER
                        NUMBER OF                         619,400
                          SHARES
                                                 -----------------------------------------------------------------
                       BENEFICIALLY
                         OWNED BY                   8.    SHARED VOTING POWER
                           EACH                           0
                        REPORTING                -----------------------------------------------------------------
                          PERSON
                           WITH                     9.    SOLE DISPOSITIVE POWER
                                                          619,400
                                                 -----------------------------------------------------------------

                                                   10.    SHARED DISPOSITIVE POWER
                                                          0
------------------------------------------------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   619,400
------------------------------------------------------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          (________)
------------------------------------------------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                             1.58%
------------------------------------------------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON                                                      CO

------------------------------------------------------------------------------------------------------------------


         This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on May 15, 2001 by Irwin L. Jacobs ("ILJ"). As indicated in Item 2, Jacobs Trading Company ("JTC") has joined the original Reporting Person for the purposes of the filing requirements of Section 13(d) of the Exchange Act.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 relates to the common stock, $.001 par value (the "Common Stock"), of AremisSoft Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 216 Haddon Avenue, Suite 607, Westmont, New Jersey 08108.

         ILJ together with JTC are sometimes referred to herein collectively as the Reporting Persons. Capitalized terms used herein and not defined herein have the meaning ascribed thereto in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         The information set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto.

         The following information relates to JTC:

         (a)      Name:                     Jacobs Trading Company

         (b)      Place of Organization:    Minnesota

         (c)      Principal Business:       Single source solution to retail,
                                            mail-order and manufacturing
                                            entities with problem inventories
                                            resulting from closeouts, excess
                                            merchandise and customer returns.

         Set forth on Appendix A hereto are the names, business addresses and principal occupations of the directors, executive officers and controlling persons of JTC. The names, address, present principal occupation or employment and citizenship of each of JTC executive officers and directors are set forth hereto and are incorporated herein by reference. During the last five years, neither JTC nor to JTC's knowledge, any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                                 (PAGE 4 OF 11)

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         ILJ acquired the options describe in Item 5 with available personal funds. JTC acquired the options described in Item 5 with working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is amended and restated as follows:

         The Reporting Persons have acquired the Common Stock described herein in order to obtain an equity position in the Company. The Reporting Persons support the Company's current management and believes that the Common Stock is presently undervalued .

         The Reporting Persons will continually evaluate their position to determine what, if any, actions to take with respect to their ownership position, which may include (i) acquiring additional shares of Common Stock (subject to the availability of Common Stock at prices deemed favorable) from time to time in the open market, in privately negotiated transactions or otherwise or (ii) disposing of the Common Stock in the open market, in privately negotiated transactions or otherwise. It should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the actions described in subparagraphs
(a)-(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto.

         (a), (b) As of the date of this Amendment No. 1, each Reporting Person beneficially own the respective number of shares of Common Stock set below next to such Reporting Person's name. The percentage set forth below, represents the percentage of the outstanding shares of Common Stock (based on a total of 39,275,611 shares of Common Stock outstanding, as of April 25, 2001, as reported in the Company's proxy statement for its Annual Meeting of Stockholders to be held on May 21, 2001) represented by the shares of Common Stock beneficially owned by the Reporting Persons.



                                 (PAGE 5 OF 11)

                                                         PERCENTAGE OF TOTAL
REPORTING PERSON              NUMBER OF SHARES           SHARES OUTSTANDING
----------------              ----------------           ------------------
ILJ                        2,434,600 (indirect) (1)             6.20%

JTC                        619,400 (indirect) (1)               1.58%

         As of the date of this Amendment No. 1, the Reporting Persons beneficially owned an aggregate of 3,054,000 shares of Common Stock, or approximately 7.78% of the Company's total outstanding shares of Common Stock. ILJ is the Chairman of the Board and principal stockholder of JTC.


--------------
(1) These shares are subject to purchase through "pair basket" options with Credit Suisse. Each of ILJ and JTC have the right to acquire these shares within 60 days through settlement of their respective options.

         (c) ILJ effected the following acquisitions of Common Stock since the most recent Schedule 13D, and JTC effected the following acquisitions of Common Stock in the past 60 days:

TRANSACTION                  DATE     NUMBER OF SHARES    PRICE PER SHARE (1)
-----------                  ----     ----------------    -------------------

ILJ:
Pair Basket Option (2)      5/15/01        171,900              $16.3915

JTC:
Pair Basket Option (2)      5/16/01        619,400              $14.9789

--------------
(1) In the case of an option, this represents the exercise price per share of the option.

(2) The Reporting Person acquired the option to purchase the number of shares indicated at the price per share indicated through a pair basket option account with Credit Suisse. The Reporting Person paid to Credit Suisse a premium in the amount of 12% of the exercise price. The term of each option is approximately 53 weeks from the purchase of the option.

         Except stated above, there have not been any transactions in the Company's shares of Common Stock effected by or for the account of (i) ILJ since the most recent Schedule 13D or (ii) JTC, or to the knowledge of JTC, any of its directors or executive officers, during the past 60 days.

         (d), (e)   Not applicable.



                                 (PAGE 6 OF 11)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended and supplemented as follows:

         Except for the Letter Agreement with Credit Suisse (f/k/a Donaldson, Lufkin & Jenrette) regarding terms of options, previously filed as an exhibit to this Schedule 13D, neither ILJ nor JTC has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

2.       Joint Filing Agreement dated May 17, 2001.

                          [SIGNATURE ON FOLLOWING PAGE]





                                 (PAGE 7 OF 11)

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    May 17, 2001


                                    /s/ Irwin L. Jacobs
                                    ---------------------------
                                    Irwin L. Jacobs




                                    JACOBS TRADING COMPANY



                                    By: /s/ David A. Mahler
                                       ------------------------
                                         Name:  David A. Mahler
                                         Title:  Secretary




                                 (PAGE 8 OF 11)

                                                                      Appendix A
                        Executive Officers and Directors
                                       of
                             Jacobs Trading Company

The names of the Directors and the names and titles of the Executive Officers of Jacobs Trading Company ("JTC") and their businesses addresses and principal occupations are set forth below. If no address is given, the Executive Officer's or Director's business address is that of JTC at 13505 Industrial Park Boulevard, Plymouth, MN 55441. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to JTC and each individual is a U.S. citizen.

------------------------------------- ----------------------------------- -----------------------------------

          Name and Address                          Title                             Principal
                                                                                      Occupation
------------------------------------- ----------------------------------- -----------------------------------
Irwin L. Jacobs                       Chairman of the Board and           President and Director of Jacobs
2900 IDS Center                       Controlling Person                  Management Corporation ("JMC")
80 South Eighth Street
Minneapolis, MN  55402
------------------------------------- ----------------------------------- -----------------------------------
Roger R. Cloutier II                  Director                            Executive President and Chief
2900 IDS Center                                                           Financial Officer Genmar
80 South Eighth Street                                                    Holdings, Inc. ("GHI")
Minneapolis, MN  55402
------------------------------------- ----------------------------------- -----------------------------------
Andrew G. Estoclet                    Director, President and Chief       President and Chief Executive
                                      Executive Officer                   Officer of JTC
------------------------------------- ----------------------------------- -----------------------------------
Grant E. Oppegaard                    Director                            President and Chief Executive
2900 IDS Center                                                           Officer of GHI
80 South Eighth Street
Minneapolis, MN  55402
------------------------------------- ----------------------------------- -----------------------------------
David A. Mahler                       Director, Chief Financial Officer   Vice President and Treasurer of
2900 IDS Center                       and Secretary                       JMC
80 South Eighth Street
Minneapolis, MN  55402
------------------------------------- ----------------------------------- -----------------------------------
Eric G. Reishus                       Vice President of Operations        Vice President of Operations of
                                                                          JTC
------------------------------------- ----------------------------------- -----------------------------------
Howard E. Grodnick                    Vice President of Return Sales      Vice President of Return Sales of
                                                                          JTC
------------------------------------- ----------------------------------- -----------------------------------
Steve Mocol                           Controller                          Controller of JTC
------------------------------------- ----------------------------------- -----------------------------------



                                 (PAGE 9 OF 11)

                                  Exhibit Index


2.       Joint Filing Agreement dated May 17, 2001.





                                (PAGE 10 OF 11)